Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

31st July 2008

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

8/11

IPSEN
Innovation for patient care

Press release

Ipsen's first half 2008 sales, outlook for the full year 2008 and R&D pipeline update

- **Acceleration of growth: +11.2% performance[(1)] sales growth, +7.4% reported[(2)]**
  - **Strong specialist care sales growth: +13.3%**
  - **Growth outside the main Western European countries: +19.8%**
- **Full year 2008 standalone sales objectives updated**

Paris (France), 31 July 2008 - Ipsen (Euronext: IPN) reported today its sales for the second quarter and first half 2008.

Second quarter and first half 2008 unaudited IFRS consolidated sales

(in million euros)	**Second quarter**			**First half**		
	2008	*2007*	*% change*	*2008*	*2007*	*% change*
Underlying Group Sales growth [(1)]			***+13.9%***			***+11.2%***
SALES BY REGION						
Major Western European countries	146.4	144.2	*+1.5%*	281.2	283.0	*(0.6%)*
Other European countries	64.5	53.4	*+20.6%*	124.6	106.1	*+17.4%*
Rest of the world	47.6	38.8	*+22.7%*	91.6	74.1	*+23.7%*
Group Sales[2]	**258.5**	**236.5**	***+9.3%***	**497.4**	**463.2**	***7.4%***
SALES BY THERAPEUTIC AREA						
Specialist Care	145.2	124.1	*+17.0%*	278.1	245.3	*+13.4%*
Primary care	103.4	105.1	*(1.7%)*	197.8	201.9	*(2.0%)*
Total Drug Sales	**248.5**	**229.3**	***+8.4%***	**475.9**	**447.2**	***+6.4%***
Drug-related Sales	**10.0**	**7.2**	***+38.2%***	**21.5**	**16.0**	***+34.5%***
Group Sales[2]	**258.5**	**236.5**	***+9.3%***	**497.4**	**463.2**	***+7.4%***

NOTE 1. "Performance sales growth" or "Underlying Group sales growth" is defined as Group sales growth at constant currency, and excluding Ginkor Fort® sales which was sold as of 1 January 2008.

NOTE 2. 2007 sales include in-market sales of Ginkor Fort® wherehas 2008 mostly includes sales of the product to GTF.

Commenting on the first half 2008 sales performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"Ipsen's first half 2008 performance shows once again the robustness of its specialist care growth engine and illustrates Ipsen's resilience and growth potential in an environment marked by an economic downturn".* Jean-Luc Bélingard added: *"With the North American transactions announced in June progressing as per plan, we are confident that Ipsen will further enhance its growth profile going forward by entering the world's largest pharmaceutical market with field-proven and efficient products."*

First half 2008 sales highlight

Consolidated Group sales reached €497.4 million for the first half 2008, up 7.4% year-on-year. Underlying Group sales (excluding Ginkor Fort® sales, divested on 1 January 2008, and at constant currency) grew by a strong 11.2% year-on-year.

This positive development was fuelled notably by a strong growth in endocrinology and neuromuscular disorders franchises, up 20.3% and 19.5% respectively over the period and by the strong performance of gastroenterology products, up 10.3% year-on-year and the sustained growth of Decapeptyl®.

Sales generated in the Major Western European countries amounted to €281.2 million, down 0.6% year-on-year. Excluding the sales of Ginkor Fort®, sales in this region were up 3.0% year-on-year, reflecting a good performance of all products in all countries, except for Tanakan® in France, following the 10% price cut enforced on July 1, 2007 and an increased competitive environment. **Sales in the Major Western European countries represented 56.5% of Group sales compared with 61.6% a year earlier.**

Sales generated in the Other European countries reached €124.6 million, up 17.4% year-on-year, mainly driven by strong growth of Decapeptyl®, Dysport®, Tanakan® and Smecta® in Eastern European countries as well as of Tanakan® and Dysport® in Russia. **Sales in Other European countries represented 25.0% of Group sales, against 22.9% a year earlier.**

Sales generated in the Rest of the World reached €91.6 million, up 23.7% year-on-year thanks to the growth of Decapeptyl®, Smecta® and Forlax® in China, Dysport® in Brazil, and Somatuline® in the United States. **Sales in Rest of the World represented 18.4% of Group sales, against 16.0% a year earlier.**

Outlook for the full year 2008

In the context of its solid sales performance in the first half 2008, the Group now targets to reach – on a standalone basis - the upper-end of its full year 2008 sales objectives, as announced on February 27, 2008, which were to grow its underlying sales (Group sales at constant currency, and excluding sales of Ginkor Fort® in 2007 and 2008) by 6.5 to 7.5% and its reported sales by 3.2 to 4.2%. These objectives were prepared without taking into account external growth assumptions, notably Ipsen Pharmaceuticals Inc. and Tercica. Inc., which may impact this outlook.

For the full year 2009 - as announced on 5 June 2008 - after Tercica's transaction is closed, the Group has set for itself to grow its net sales by 12.0 to 14.0% compared to Ipsen's standalone objectives for 2008, at constant exchange rate.

R&D pipeline update

Ipsen announced today that its partner Roche has moved its investigational diabetes drug **taspoglutide, a once-weekly long-acting GLP-1 analogue**, into phase III clinical trial. The announcement made today triggers a payment to Ipsen of €6.7 million. Roche exercised its licensing option for taspoglutide from Ipsen in 2006 and acquired exclusive worldwide rights to develop and market taspoglutide, except in Japan where these rights are shared with Teijin and in France where Ipsen may elect to retain co-marketing rights.

As announced today by its partner Tercica Inc, in a meeting on July 15, 2008 with the Food and Drug Administration ("FDA"), Tercica Inc. discussed the development program for Somatuline® Depot in the **treatment of carcinoid syndrome, caused by certain neuroendocrine tumors (NET)**. Based on the outcome of this meeting, Tercica Inc. plans to initiate a Phase III study in this indication in the U.S. by the end of 2008. Based on Tercica Inc.'s most recent assessment, Tercica Inc. believes that the market for somatostatin analogues in this indication is significantly larger than that for acromegaly.

As announced today by its partner Tercica Inc., in a meeting on July 30, 2008 with the FDA, Tercica Inc. discussed the preliminary data from MS 301, a Phase IIIb study evaluating the use of **Increlex® in patients with Primary IGF-1 Deficiency ("PIGFD")**, a less severe and more prevalent form of IGFD. The preliminary data suggest that the study will meet its primary endpoint of statistically significant increase in first-year height velocity compared to observation-only group. Furthermore, no new safety issues were identified in this study. For approval in this expanded indication, the agency has requested from Tercica Inc. additional long-term clinical data. Based on FDA's request, Tercica Inc. plans to review its regulatory strategy for primary IGFD.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron
Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2007 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

- As a result of its transaction signed in October 2006 with Tercica Inc., a NASDAQ listed company, the Group holds in its balance sheet financial assets representing the derivative components of Convertible Notes and Warrants issued by Tercica Inc., which have been registered at fair value as at 31 December 2007 in compliance with IFRS39. This fair value has been determined on the basis of the best estimate made by the Group using existing information to the best of its knowledge. However, given the specific profile of Tercica Inc., the criteria used to determine the fair valuation of such derivative components are highly influenced by the following elements: illiquidity, absence of credit market, and absence of volatility market. On this basis the Group cannot guarantee that the valuation of the corresponding financial assets may not be subject in due course to unexpected and material variations. Moreover, due notably to the fact that these derivatives have been implemented within a global transaction, the Group cannot guarantee that the value at which those assets have been registered in the Group's books corresponds to what third parties would be willing to offer to acquire similar financial assets. The Group will, at each closing of its financial statements, update the valuation of those assets based on criteria then available and could be obliged to impair significantly the value of these assets.

Major developments in the period under review

During the first half 2008, major developments included:

- On June 10, 2008 – Ipsen announced that Roche and Ipsen's investigational diabetes drug taspoglutide has been shown to be generally well-tolerated and efficacious for the treatment of patients with type 2 diabetes, resulting in significant improvements in glucose control and weight loss after only eight weeks of treatment.
- On June 5, 2008 – Ipsen announced that it has taken significant steps forward in building a fully fledged commercial presence in North America. In the field of endocrinology, Ipsen entered into a definitive merger agreement by which it would acquire all of the publicly held shares of Tercica Inc. the Group does not currently own at a price of $9.0 per share in cash. In the field of neuromuscular disorders, the Group signed an agreement with Vernalis Ltd to acquire its US operations, Ipsen's future platform for the launch of Dysport®, and the rights to develop and market Apokyn®. In the field of hematology, Ipsen entered into a purchase agreement with Octagen to acquire all its OBI-1 related assets in order to fully control its future development.
- On May 19, 2008 – Ipsen and Medicis announced that the Food and Drug Administration ("FDA") has accepted the filing of Ipsen's Biologics License Application ("BLA") for Reloxin®, its botulinum toxin type A in aesthetic use (glabellar lines) in the United States.
- On May 5, 2008 – Ipsen announced that the European Commission granted marketing authorisation for Adenuric® (febuxostat) for the treatment of chronic hyperuricaemia in gout.
- On March 17, 2008 – Medicis and Ipsen announced that Ipsen has submitted a Biologics License Application ("BLA") for the botulinum toxin type A, Reloxin® , in aesthetic indications (glabellar lines) to the U.S. Food and Drug Administration's ("FDA") Division of Dermatology and Dental Products, within the Center for Drug Evaluation and Research.
- On February 25, 2008 – Ipsen announced that GTx Inc., from which it licensed the European rights for Acapodene® (toremifene citrate 80 mg) in September 2006, presented the results of the first phase III study evaluating the efficacy and safety of toremifene citrate 80mg daily, on multiple side effects of androgen deprivation therapy (ADT) in advanced prostate cancer patients. Ipsen also announced its intention to submit the toremifene citrate 80 mg dossier in Europe before year-end 2008.
- On February 21, 2008 – Ipsen announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) provided a positive opinion for Adenuric® (febuxostat) 80 mg and 120 mg tablets for the treatment of chronic hyperuricaemia in gout and recommended it for marketing authorisation.
- On February 12, 2008 – Ipsen announced that its partner Debiopharm presented the results of a phase III study with its new 6-month formulation of Decapeptyl®, a luteinizing hormone releasing hormone agonist (LHRHa) for the treatment of advanced prostate cancer. The results presented showed similar efficacy and safety to the already marketed 1- and 3-month formulations of triptorelin.
- On January 31, 2008 – Ipsen announced that the Food and Drug Administration (FDA) has accepted the filing of its BLA for Dysport® in the United States to treat patients with cervical dystonia.
- On 15 June 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the Journal Officiel.

Comparison of consolidated sales for the second quarters and first halves 2008 and 2007:

Sales by geographical region

Group sales by geographical region for the second quarters and first halves 2008 and 2007 were as follows:

	Second quarter			First half		
(in thousand euros)	*2008*	*2007*	*% change*	*2008*	*2007*	*% change*
France	87,642	92,801	*(5.6%)*	163,400	177,594	*(8.0%)*
Spain	15,049	14,080	*6.9%*	29,755	28,089	*5.9%*
Italy	18,627	15,557	*19.7%*	36,670	34,115	*7.5%*
Germany	13,927	11,432	*21.8%*	30,013	23,118	*29.8%*
United Kingdom	11,161	10,325	*8.1%*	21,378	20,106	*6.3%*
Major Western European countries	**146,406**	**144,194**	**1.5%**	**281,217**	**283,022**	**(0.6%)**
Other European countries	**64,455**	**53,433**	**20.6%**	**124,578**	**106,090**	**17.4%**
Asia	21,784	20,250	*7.6%*	46,146	41,116	*12.2%*
North America	932	*n.m.*	*n.m.*	2,058	*n.m.*	*n.m.*
Other countries in the rest of the world	24,931	18,594	*34.1%*	43,373	32,984	*31.5%*
Rest of the world	**47,648**	**38,843**	**22.7%**	**91,577**	**74,052**	**23.7%**
Group Sales	**258,508**	**236,471**	**9.3%**	**497,371**	**463,164**	**7.4%**

For the second quarter 2008, sales generated in the **Major Western European countries** amounted to €146.4 million, up 1.5% year-on-year (second quarter 2007, €144.2 million). For the first half 2008, sales generated in the Major Western European countries amounted to €281.2 million, down 0.6% year-on-year (first half 2007, €283.0 million). Excluding the sales of Ginkor Fort®, sales in this region were up 3.0% year-on-year, fuelled by double-digit growth in Germany. This good performance was offset by negative foreign exchange impacts in the United Kingdom (where growth in local currency reached c.30%) and by a decrease in Tanakan® sales in France following a 10% price cut implemented on July 1, 2007 in an increased competitive environment. Sales in this region in the first half 2008 represented 56.5% of total sales compared with 61.6% a year earlier.

France – For the second quarter 2008, sales reached €87.6 million, down 5.6% year-on-year (second quarter 2007, €92.8 million). For the first half 2008, sales reached €163.4 million, down 8.0% year-on-year (first half 2007, 177.6 millon), driven by the good performances notably of NutropinAq®, Nisis® & Nisisco® and Dysport®, which grew double-digit over the period. This good performance was offset by the divestment of Ginkor Fort® for France, Monaco and Andorra as of 1 January 2008 as well as by the price cut on Tanakan®. The weight of France in the Group's consolidated sales continued to decline, representing 32.9% of total Group sales against 38.3% a year earlier.

Spain – For the second quarter 2008, sales reached €15.0 million, up 6.9% year-on-year (second quarter 2007, €14.1 million). For the first half 2008, sales reached €29.8 million, up 5.9% year-on-year (first half 2007, €28.1 million) fuelled by strong sales growth notably of Somatuline®, and NutropinAq® despite an increased competitive environment for Decapeptyl®. The weight of Spain in the Group's consolidated sales remained stable year-on-year, at c.6.0% of total Group sales.

Italy – For the second quarter 2008, sales reached €18.6 million, up 19.7% year-on-year (second quarter 2007, €15.6 million), thanks to the strong growth of Decapeptyl®, Somatuline® and NutropinAq®. For the first half 2008, sales reached €36.7 million, up 7.5% year-on-year (first half

2007, €34.1 million) fuelled by strong sales of NutropinAq®, Decapeptyl® and Somatuline® influenced notably by seasonal stock building purchases from hospitals.

Germany – For the second quarter 2008, sales reached €13.9 million, up 21.8% year-on-year (second quarter 2007, €11.4 million), thanks to the strong growth of Somatuline®, almost doubling sales year-on-year, as well as the double-digit growth of Decapeptyl®. For the first half 2008, sales reached €30.0 million, up 29.8% year-on-year (first half 2007, €23.1 million) fuelled by strong sales of Decapeptyl®, Somatuline® and Dysport®. The weight of Germany in the Group's consolidated sales represented 6.0% of total Group sales against 5.0% a year earlier.

United Kingdom – For the second quarter 2008, sales reached €11.2 million, up 8.1% year-on-year (second quarter 2007, €10.3 million) with all specialty products displaying solid volume growth, partly offset by a negative foreign exchange impact. Therefore, at constant currency sales in the United Kingdom grew by approximately 30% year-on-year. For the first half 2008, sales reached €21.4 million, up 6.3% year-on-year (first half 2007, €20.1 million) or 19.2% in local currency, fuelled by strong sales of Decapeptyl® and NutropinAq®.

For the second quarter 2008, sales generated in the **Other European countries** reached €64.5 million, up 20.6% year-on-year (second quarter 2007, €53.4 million). For the first half 2008, sales reached €124.6 million, up 17.4% (first half 2007, €106.1 million) mainly driven by strong growth of Tanakan® and Dysport® in Russia as well as Decapeptyl®, Dysport®, Tanakan® and Smecta® in Eastern European countries. Over the same period, sales in this region represented 25.0% of total consolidated Group sales, against 22.9% a year earlier.

For the second quarter 2008, sales generated in the **Rest of the World** reached €47.6 million, up 22.7% year-on-year (second quarter 2007, €38.8 million). For the first half 2008, sales reached €91.6 million, up 23.7% (first half 2007, €74.1 million) thanks to the volume growth of Dysport® in Brazil, Decapeptyl®, Smecta® and Forlax® in China, and Somatuline® in the United States. Sales in the Rest of the World represented 18.4% of total consolidated Group sales, against 16.0% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products, grouped together by therapeutic areas for the second quarters and first halves 2008 and 2007:

(in thousand euros)	Second quarter 2008	Second quarter 2007	Second quarter % change	First half 2008	First half 2007	First half % change
Oncology	64,882	57,057	13.7%	125,682	118,202	6.3%
of which Decapeptyl® (1)	*64,879*	*57,051*	*13.7%*	*125,677*	*118,186*	*6.3%*
Endocrinology	39,957	32,006	24.8%	76,420	63,527	20.3%
of which Somatuline® (1)	*31,005*	*25,608*	*21.1%*	*59,407*	*50,824*	*16.9%*
NutropinAq® (1)	*8,018*	*5,795*	*38.4%*	*15,215*	*11,537*	*31.9%*
Increlex® (1)	*403*		*n.m.*	*673*		*n.m.*
Neuromuscular disorders	40,343	35,048	15.1%	75,971	63,567	19.5%
of which Dysport® (1)	*40,343*	*35,048*	*15.1%*	*75,971*	*63,567*	*19.5%*
Specialist Care	**145,181**	**124,111**	**17.0%**	**278,073**	**245,296**	**13.4%**
Gastroenterology	49,066	44,214	11.0%	95,687	86,751	10.3%
of which Smecta®	*25,821*	*22,156*	*16.5%*	*50,394*	*45,019*	*11.9%*
Forlax®	*13,419*	*13,420*	*0.0%*	*26,904*	*25,317*	*6.3%*
Cognitive disorders	28,291	33,092	(14.5%)	54,860	64,115	(14.4%)
of which Tanakan®	*28,291*	*33,092*	*(14.5%)*	*54,860*	*64,115*	*(14.4%)*
Cardiovascular	22,920	25,938	(11.6%)	41,051	48,171	(14.8%)
of which Nisis® & Nisisco®	*15,861*	*13,205*	*20.1%*	*28,486*	*25,006*	*13.9%*
Ginkor Fort®	*5,438*	*11,772*	*(53.8%)*	*9,860*	*20,170*	*(51.1%)*
Other Primary Care products	3,082	1,901	62.2%	6,240	2,872	117.2%
of which Adrovance™	*2,257*	*1,184*	*90.7%*	*4,228*	*1,184*	*257.2%*
Primary care	**103,359**	**105,146**	**(1.7%)**	**197,838**	**201,910**	**(2.0%)**
Total Drug sales	**248,540**	**229,257**	**8.4%**	**475,911**	**447,206**	**6.4%**
Drug-related sales	**9,967**	**7,214**	**38.2%**	**21,460**	**15,958**	**34.5%**
Group Sales	**258,508**	**236,471**	**9.3%**	**497,371**	**463,164**	**7.4%**

(1) Peptide- or protein-based products

For the second quarter 2008, sales of **specialist care products** reached €145.2 million, up 17.0% year-on-year (second quarter 2007, €124.1 million). For the first half 2008, sales reached €278.1 million, up 13.4%, slightly enhanced by some seasonal stocking in China, Russia and Brazil. Sales of specialty care products represented 56.5% of the Group's consolidated sales, against 53.0% a year earlier.

- **In the oncology franchise,** sales of **Decapeptyl®** reached €64.9 million for the second quarter 2008, up 13.7% year-on-year, reflecting a continued good performance, a strong growth in Algeria and some stocking in China. For the first half 2008, sales of Decapeptyl® were up 6.3%, driven by strong sales in China, Russia, Italy and the United Kingdom despite a certain slowdown in the Middle East, France and Spain.

- **In endocrinology,** sales reached €40.0 million for the second quarter 2008, up 24.8% year-on-year (second quarter 2007, €32.0 million), driven by the strong performance of Somatuline® and NutropinAq® in all markets. For the first half 2008, sales in endocrinology represented 15.4% of total Group sales, against 13.7% a year earlier.

Somatuline® – For the second quarter 2008, sales reached €31.0 million, up 21.1% year-on-year (second quarter 2007, €25.8 million). For the first half 2008, Somatuline® sales amounted to €59.4 million, up 16.9% year-on-year, fuelled by strong growth in Germany, Spain, Nordic countries and Belgium, Australia and by the succesfull launch of Somatuline® Depot in the United States, as the Group booked the sales of the product to Tercica Inc. for a total amount of €2.1 million.

NutropinAq® – For the second quarter 2008, sales reached €8.0 million, up 38.4% year-on-year (second quarter 2007, €5.7 million). For the first half 2008, sales of NutropinAq® amounted for €15.2 million, up 31.9% year-on-year driven by strong performances in all countries, especially in Italy, France, Spain and Romania.

Increlex® – For the second quarter 2008, sales of Increlex® reached €0.4 million. Increlex® has been launched in Germany, Austria, the United Kingdom, Hungary and Czech Republic in late 2007 and in France, Spain and Poland in April and in Italy in May 2008. For the first half 2008, sales of Increlex® reached €0.7 million.

- **In the neuromuscular disorders franchise, Dysport®** sales reached €40.3 million, up 15.1% year-on-year (second quarter 2007, €35.0 million), reflecting a continued strong performance, notably in Russia, and some stocking in Brazil. For the first half 2008, sales of Dysport® amounted to €76.0 million, up 19.5% year-on-year. This strong growth was notably fuelled by the good performances of Dysport® in Russia, Greece, France, and Belgium and by the start of the distribution agreement in aesthetic indications with Galderma in Brazil.

In the second quarter 2008, sales of **Primary Care products** reached €103.4 million, down 1.7% year-on-year (second quarter 2007, €105.1 million). For the first half 2008, sales of Primary Care products reached €197.8 million, down 2.0% year-on-year (first half 2007, €201.9 million), representing 39.8% of the Group's consolidated sales, against 43.6% a year earlier. The solid sales growth in gastroenterology (up 10.3% year-on-year) and the favourable impact of the launch of Adrovance™ (sales of €4.2 million in 2008) were more than offset by the impact of the divestment of Ginkor Fort® as of 1 January 2008 and the negative performance of Tanakan® in France.

- **In gastroenterology,** sales reached €49.1 million, up 11.0% year-on-year (second quarter 2007, €44.2 million).

  Smecta® – For the second quarter 2008, sales reached €25.8 million, up 16.5% year-on-year (second quarter 2007, €22.2 million), thanks to strong sales in Russia, partly due to some stock building. For the first half 2008, sales of Smecta® amounted to €50.4 million, up 11.9% year-on-year. Sales of Smecta® outside of France reached 74.1% of total sales of the product in the first half 2008, compared with 72.0% a year ago.

  Forlax® – For the second quarter 2008, sales reached €13.4 million, stable year-on-year, compared to a high baseline in 2007. For the first half 2008, sales of Forlax® amounted to €26.9 million, up 6.3% year-on-year. Sales in France represented 74.3% of total sales of the product over the period, versus 75.4% a year ago.

- **In the cognitive disorders area,** sales of **Tanakan®** for the second quarter of 2008 reached €28.3 million, down 14.5% year-on-year (second quarter 2007, €33.1 million) following the implementation of a 10% price reduction by the French *Comité Économique des Produits de Santé* on July 1, 2007. The sales of Tanakan® were also negatively impacted by an increased competitive environment in France, following the launch, mid 2007, of a new product containing a Ginkgo biloba extract. For the first half 2008, sales of Tanakan® amounted to €54.9 million, down 14.4% year-on-year despite a solid 13.5% growth outside France. Sales of Tanakan® in France represented 55.7% of total Tanakan® sales as of 30 June 2008 compared with 66.6% a year earlier.

- **In the cardiovascular area,** sales in the second quarter 2008 amounted to €22.9 million, down 11.6% year-on-year (second quarter 2007, €25.9 million). For the first half 2008, sales reached €41.1 million, down 14.8% year-on-year mainly due to the divestment of Ginkor Fort® as of January 2008.

Nisis® and Nisisco® -- For the second quarter 2008, sales reached €15.9 million, up 20.1% year-on-year (second quarter 2007, €13.2 million). For the first half 2008, sales reached €28.5 million, up 13.9% year-on-year.

Ginkor Fort® -- For the second quarter 2008, sales amounted to €5.4 million, down 53.8% year-on-year (second quarter 2007, €11.8 million). For the first half 2008, sales reached €9.9 million, reflecting the supply sales stocking of Ginkor Fort® by GTF Group in an OTC setting.

- **Other primary care products** sales reached €3.1 million for the second quarter 2008, against €1.9 million a year earlier, with sales of **Adrovance™** launched in France in April 2007 contributing to €2.3 million during the second quarter 2008. For the first half 2008, other primary care products sales reached €6.2 million, with sales of Adrovance™, reaching €4.2 million.

For the second quarter 2008, **drug-related sales (active ingredients and raw materials)** were up 38.2% to €10.0 million. For the first half 2008, drug related sales amounted to €21.5 million, up 34.5% year-on-year. This growth was mainly driven by seasonal strong sales of Ginkgo biloba extract in Germany and other active ingredients in Switzerland.

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